Exhibit 99.1

For more information, contact:
Terri Vogt, Anheuser-Busch 314.577.7750 terri.vogt@anheuser-busch.com

FOR IMMEDIATE RELEASE

GOOSE ISLAND SELECTS CURRENT PARTNER ANHEUSER-BUSCH

FOR GROWTH STRATEGY

Chicago Small Brewer, Craft Brewers Alliance to Sell Stakes in Goose Island;

Expansion of Chicago Brewery Planned

CHICAGO (March 28, 2011) – Chicago-based Goose Island, one of the nation’s most-respected and fastest-growing small brewers with sales concentrated throughout the Midwest, today announced it had agreed to be acquired by Anheuser-Busch, its current distribution partner, in a move that will bring additional capital into Goose Island’s operations to meet growing consumer demand for its brands and deepen its Chicago and Midwest distribution.

Goose Island’s legal name is Fulton Street Brewery LLC (FSB). Anheuser-Busch reached an agreement to purchase the majority (58 percent) equity stake in FSB from its founders and investors, held in Goose Holdings Inc. (GHI), for $22.5 million. Craft Brewers Alliance Inc. (CBA), an independent, publicly traded brewer based in Portland, Ore., that operates Widmer Brothers, Redhook and Kona breweries, owns the remaining 42 percent of FSB and reached an agreement in principle to sell its stake in FSB to Anheuser-Busch for $16.3 million in cash. Anheuser-Busch holds a minority stake (32.25 percent) in CBA.

Goose Island sold approximately 127,000 barrels of Honkers Ale, 312 Urban Wheat Ale, Matilda and other brands in 2010. To help meet immediate demand, an additional $1.3 million will be invested to increase Goose Island’s Chicago Fulton Street brewery’s production as early as this summer.

“Demand for our beers has grown beyond our capacity to serve our wholesale partners, retailers, and beer lovers,” said Goose Island founder and president John Hall, who will continue as Goose Island chief executive officer. “This partnership between our extraordinary artisanal brewing team and one of the best brewers in the world in Anheuser-Busch will bring resources to brew more beer here in Chicago to reach more beer drinkers, while continuing our development of new beer styles. This agreement helps us achieve our goals with an ideal partner who helped fuel our growth, appreciates our products and supports their success.”

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Anheuser-Busch to Acquire Goose Island

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Hall will continue to be responsible for Goose Island beer production and the expansion of Goose Island’s Chicago brewery, where production will continue and its business will still be based.

“The new structure will preserve the qualities that make Goose Island’s beers unique, strictly maintain our recipes and brewing processes,” Hall said. “We had several options, but we decided to go with Anheuser-Busch because it was the best. The transaction is good for our stakeholders, employees and customers.”

Anheuser-Busch has distributed Goose Island brands since 2006 as part of an agreement with Widmer Brothers Brewing Co. of Portland, Ore., a co-founder of CBA, that provides Goose Island access to the network of independent wholesalers that distribute Anheuser-Busch beers. Anheuser-Busch also provides logistical support to all Anheuser-Busch wholesalers distributing Goose Island and CBA beers as part of that agreement.

Wholesalers currently servicing retailers with Goose Island beers will continue to do so with no disruption in service.

“These critically acclaimed beers are the hometown pride of Chicagoans,” said Dave Peacock, president of Anheuser-Busch, Inc. “We are very committed to expanding in the high-end beer segment, and this deal expands our portfolio of brands with high-quality, regional beers. As we share ideas and bring our different strengths and experiences together, we can accelerate the growth of these brands.”

Anheuser-Busch’s purchase of FSB is subject to customary closing conditions, including obtaining required regulatory approvals. The transaction is expected to close in the second quarter of 2011.

The two Goose Island brew pubs are not part of the deal, but will continue in operation, offering consumers an opportunity to sample Goose Island’s award-winning specialty beers and food selections.

As part of CBA’s agreement to sell its 42 percent block in FSB to Anheuser-Busch, in addition to cash, Anheuser-Busch will provide enhanced retail selling support for CBA brands, will reduce distribution fees payable by CBA to Anheuser-Busch and will provide CBA additional flexibility with respect to future acquisitions and divestitures.

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Founded by John Hall in 1988, Goose Island Beer Company is one of the Midwest’s first small breweries. Located at 1800 W. Fulton St., Chicago, 312-226-1119, www.gooseisland.com, Goose Island is acclaimed for creating world-class ales, including 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

Based in St. Louis, Anheuser-Busch is the leading American brewer, holding a 48.3 percent share of U.S. beer sales to retailers. The company brews the world’s largest-selling beers, Budweiser and Bud Light. Anheuser-Busch also owns a 50 percent share in Grupo Modelo, Mexico’s leading brewer. Anheuser-Busch is a major manufacturer of aluminum cans and has been a leading aluminum recycler for more than 30 years. The company is a wholly-owned subsidiary of Anheuser-Busch InBev, the leading global brewer, and continues to operate under the Anheuser-Busch name and logo. For more information, visit www.anheuser-busch.com.

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